RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

October 29, 2007

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-0405

Dear Sir or Madam:

We are in receipt of your letter dated October 23, 2007 requesting comments regarding the filing of our Form 8-K and Form 10-Q/A. We appreciate the opportunity to respond to your inquiries.

Our response to your inquiries will include each of your comments followed by our response.

“Please tell us why the deferred tax liability related to the difference between book and tax basis of the investment was not previously recognized. Also tell us why it is appropriate to reflect the adjustment to income tax expense as a current period charge.”

Paragraph 33 of SFAS 109 provides that the “excess of the amount for financial reporting over the tax basis of an investment in a more-than-50-percent-owned domestic subsidiary … is not a taxable temporary difference if the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.” This logic follows the Indefinite Reversal Criteria in APB Opinion 23, Accounting for Income Taxes – Special Areas, that provides “no income taxes should be accrued by the parent company, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.” APB 23 continues that when “circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent company, it should accrue as an expense of the current period income taxes attributable to that remittance…” Deferred taxes had been provided on the inside difference between book and taxable income substantially all of which related to depreciation methods on property, plant and equipment. However, in accordance with the guidance of SFAS 109 and APB 23, no deferred taxes had been provided on the parallel basis difference in the parent’s investment in the stock of the subsidiary that had arisen because of the differences in depreciation. Such taxes had to be provided at the time of change in circumstances whereby it became evident that the differences would not be permanent but would reverse at the time of the consummation of the impending transaction.

Although the guidance in SFAS 144 approaches the issue from a fair value of net assets held for sale perspective, the resulting impact on the financial statement is essentially the same as under APB 23, above, as follows. The consideration to be received by RGC Resources, Inc. (the parent company) in the transaction is essentially the book value of the subsidiary, as adjusted. Therefore, there is only a nominal impact on the statement of income before consideration of income taxes on the sale. In accordance with paragraph 33 of SFAS 144, when accounting for a discontinued operation “An impairment loss, if any, to be recognized shall be measured as the amount by which the carrying amount of the asset (asset group) exceeds its fair value at the balance sheet date. Further, in accordance with paragraph 23 of SFAS 144, RGC used the present value of future cash flows as the “the best available valuation technique with which to estimate the fair value.” Paragraph 16 of SFAS 144 requires that “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group)” which would include the payment of income taxes directly related to the disposition. Therefore, an impairment loss would be recognizable in the period in which it became probable that the sale of Resources’ investment in Bluefield Gas Company would be completed.

“Please tell us how the assets and liabilities of discontinued operations are classified in the balance sheets and why the classifications comply with paragraphs 46 and 49 of SFAS 144.”

The assets of the discontinued operations are classified as “Assets available for sale” under the asset portion of the balance sheet and the liabilities of the discontinued operations are classified as “Liabilities of assets available for sale” under the liability portion of the balance sheet. This classification is consistent with paragraph 46 of SFAS No. 144 which states: “A long-lived asset classified as held for sale shall be presented separately in the statement of financial position. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.” Furthermore, the major classes of assets and liabilities of the discontinued operations were disclosed in footnote 5 as required by the last sentence of paragraph 46: “The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements.”

RGC Resources, Inc. acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings. The Company also recognizes that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Furthermore, the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I may be of further assistance, please let me know.

Sincerely,

/s/ Howard T. Lyon
Howard T. Lyon
Vice President, Treasurer and Controller